Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Shacksbury Holdings Inc.
11 Main St.
Vergennes, VT 05491
www.shacksbury.com

Up to $2,299,998.90 in Non-Voting Common Stock at $3.66
Minimum Target Amount: $9,999.12

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Shacksbury Holdings Inc.
Address: 11 Main St., Vergennes, VT 05491
State of Incorporation: VT
Date Incorporated: July 02, 2013

Terms:

Equity

Offering Minimum: $9,999.12 | 2,732 shares of Non-Voting Common Stock
Offering Maximum: $2,299,998.90 | 628,415 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $3.66
Minimum Investment Amount (per investor): $497.42

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Company Perks*</u>

Early Bird

Friends and Family - First 48 hours | 10% bonus shares

Super Early Bird - Next 48 hours | 5% bonus

Volume

Tier 1 $500 - Investor hat

Tier 2 $1,000 - Tier 1 + Mixed 12pk of cans from Shacksbury Cider, Fairweather Cider and Easy Wine

Tier 3 $10,000 - Tier 2 + 1 Year Shacksbury Cider Club membership

Tier 4 $25,000 - Tier 3 + Investor exclusive merch kit

Tier 5 $50,000 - Tier 4 + Overnight at Basin Harbor Club and Private Barrel Tasting

Tier 6 $100,000 - Tier 5 + Name a fermentation tank (Total of 5 available)

**All perks occur when the offering is completed.*

<u>The 10% Bonus for StartEngine Shareholders</u>

Shacksbury Holdings, Inc, will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $3.66/ share, you will receive and own 110 shares for $366. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

During the live offering, investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Shacksbury is a Vermont C-corp that manufactures hard cider, wine and non-alcoholic beverages primarily for wholesale, with some direct to consumer sales via a tasting room and online shop. We sell to multiple states, however our largest markets are Vermont, New York, Texas, and California. Shacksbury is known for premium, innovative products and our target demographic skews younger and female.

We are also a 50/50 partner in a beverage brand called CO Cellars. We are thrilled to work with Krista Scruggs and the Zafa Wines team to build a wholesale brand of unique co-fermented beverages.

In September 2020, Shacksbury acquired the Fairweather Cider brand, founded by John Staples. Fairweather is located in the great state of Texas, a state with 29 million people and great cider drinking weather. We are also thrilled about this opportunity.

Competitors and Industry

Shacksbury competes in the hard cider category. Angry Orchard is the dominant player with roughly 20% market share. There are many strong and growing regional brands like Citizen Cider, Austin Eastciders, and Two Towns that are more direct competitiors with Shacksbury. We indirectly compete with premium hard seltzer, beer, and canned wine. It is our goal to reach consumers outside the hard cider category and believe we are uniquely positioned to do so.

Current Stage and Roadmap

Over the past 7 years we have honed in on product, format, and pricing for our core cider brand. We have also built a robust distribution network and are planning to be in all 50 states by the end of 2022. In 2018 and 2019 in particular our growth was constrained due to lack of cash. We are now focused on increasing profitability and growing our grocery chain business. We are using a family of brands to attack different markets while sharing infrastructure for maximum efficiency.

The Team

Officers and Directors

Name: Colin Davis

Colin Davis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder and President
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Colin handles most financial and legal matters. He also oversees purchasing, manufacturing, and creative. $50,000 / year salary. No equity compensation.

- **Position:** Board Member
  Dates of Service: June 01, 2013 - Present
  Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Name: David Dolginow

David Dolginow's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Vice President
  Dates of Service: June 01, 2013 - Present
  Responsibilities: David oversees all sales and distribution matters, as well as, HR, fundraising. $50,000 annual salary. No equity compensation.

- **Position:** Board Chair
  Dates of Service: June 01, 2013 - Present
  Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Name: Elizabeth Tilton

Elizabeth Tilton's current primary role is with Oyster Sunday. Elizabeth Tilton currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: August 01, 2017 - Present
  Responsibilities: Legal governance, financial decisions and overall corporate

strategy. There is no salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** Oyster Sunday
Title: Founder
Dates of Service: December 31, 1969 - Present
Responsibilities: President / CEO

Other business experience in the past three years:

- **Employer:** W&P Design
Title: Head of Brand
Dates of Service: January 01, 2015 - January 01, 2019
Responsibilities: Identifying and executing W&P's creative (graphic design, copy, video, and photography), digital marketing, e-commerce, partnerships, events, public relations, social media, and digital advertisement.

Name: Gregory Gatti

Gregory Gatti's current primary role is with WhistlePig Whiskey. Gregory Gatti currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
Dates of Service: March 18, 2021 - Present
Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** WhistlePig Whiskey
Title: Vice President, Sales and Global Strategy
Dates of Service: February 01, 2019 - Present
Responsibilities: Sales, M&A, Brand Strategy

Other business experience in the past three years:

- **Employer:** WhistlePig Whiskey
Title: Cheif of Sales
Dates of Service: November 01, 2017 - February 01, 2019
Responsibilities: Sales strategy

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Non-voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best

estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The non-voting common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will

fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Shacksbury Holdings Inc was formed on June 1, 2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Shacksbury Holdings Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the

Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Regulatory
Our activities are regulated at the state and federal level. We have found inconsistent interpretations of statute at both levels. We try our best to remain compliant, however there is some risk of non-compliance based on our ignorance or misinterpretation of the law.

Excise Tax
We submit regular reports to the TTB explaining winery activities. Despite our best efforts, there is some risk that an audit would uncover errors in reporting that would result in penalties or additional taxes owed.

COVID-19
The COVID-19 pandemic has had a major impact on our business and industry. This virus has the potential to continued to negatively impact our revenue in the future.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Colin Davis	584,837	Common Stock	15.36
David Dolginow	584,837	Common Stock	15.36

The Company's Securities

The Company has authorized Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 628,415 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 7,000,000 with a total of 3,808,316 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding on a fully diluted basis (3,808,316) includes: 3,558,316 shares issued, 100,344 shares to be issued pursuant to outstanding stock options and 149,656 shares reserved under an equity incentive plan.

Non-Voting Common Stock

The amount of security authorized is 2,400,000 with a total of 301,948 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of non-voting common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $182,377.38
  Use of proceeds: Working Capital
  Date: April 03, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $557,321.36
Number of Securities Sold: 250,522
Use of proceeds: Working capital, capex
Date: June 24, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $498,788.50
  Number of Securities Sold: 249,620
  Use of proceeds: Working capital, Capex
  Date: January 24, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $1,034,681.83
  Number of Securities Sold: 301,948
  Use of proceeds: StartEngine Platform Fees: 2% of funds; Working Capital: 45% of funds; Inventory:8% of funds ;New Hires:35% of funds; Company Employment:5% of funds; Marketing:5% of funds.
  Date: September 30, 2020
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

RESULTS OF OPERATIONS

Year ended December 31, 2019 compared to year ended December 31, 2018.

Revenue

Revenue for fiscal year 2019 was $2,845,568, a 53% increase over 2018. 2019 saw our relationships with national retailers deepen, particularly Trader Joes. We also moved to larger distribution in California and Texas.

We saw solid growth in our core products, but got a boost from new products like "Vermonter," (58% growth) and "Ping Pong," a special release collaboration with Modern Times Beer that sold nearly $300K. 2019 was also a year where we started to see a lot of traction with permanent draft lines in New York and Texas.

Our robust growth this year was constrained by product outages due to cash flow and difficulties with our contract packaging partner.

Cost of sales and Margins

Cost of sales in 2019 was $2,410,802, resulting in a gross margin of about 15%. While we did see some economies of scale over 2018, those gains were erased by increased spending on cans. A brand refresh started in 2018 ran long and forced us to move cans we were previously screen printing for $0.15/can to shrinksleeved cans at $0.32/can.

Expenses

Expenses for 2019 were $787,599 up slightly from $640,585 in 2018. We continued tuning up our accounting, moving about $180K from expense accounts (labor, rent, keg expenses) to Overhead in COGS. These reductions were offset by raises, new hires (2 admin, 1 sales), and a 13% increase in non-wage sales and marketing expenses.

Year ended December 31, 2020 compared to year ended December 31, 2019.

Revenue

Revenue for fiscal year 2020 was $2,213,913, a 22% decrease over 2019. The COVID shutdown had a major impact on our sales. From the months of March through May, Vermont was on lockdown, and we halted production. Additionally, with bars and restaurants at reduced capacity or completely shutdown, on-premise sales were adversely affected.

However, 2020 was also a year of product innovation and distribution expansion for us. We released 12-pack formats as COVID heightened volume-purchasing consumer behavior and launched a new line of low ABV canned cocktails called Lo-Ball. We also expanded our distribution network, adding distributors in Texas and Georgia.

Cost of sales and Margins

Cost of sales in 2020 was $1,776,043, resulting in a gross margin of about 20%, an increase over 2019 gross margin. This is due to COVID-reduced volume spread over the increased fixed costs of our new facility. We look forward to reversing this dynamic in 2021 as we hope to move more and more volume through our facility. In addition, 2020 saw an industry-wide can shortage. Although we have been able to secure a supply of cans, the cost of sourcing cans has increased precipitously during this time.

Expenses

Expenses for 2020 were $821,320, up slightly from $787,599 in 2019. This increase is largely due to several strategic hires in 2020, which expanded our production, sales, and marketing teams.

Historical results and cash flows:

Historical results and cash flows

In 2018 and 2019 about 40% of our cash flow was used to cover operating losses and 60% was used in fit up and asset purchases.

As of July, 2020, we have a new production facility. This project, started in late 2019, required about $600K in debt. Assuming 2019 sales, the new facility would increase our gross margin by 10 points, as it replaces contract production we hired out for our core SKUs. As we approach full utilization of the facility, we anticipate 45-50% gross margins. Gains will be made primarily in utilization of our existing overhead, but also in bulk pricing for key ingredients and dry goods.

We will continue to invest in capital equipment as we grow, however we believe the bones of our current facility will allow for significant growth. We will also continue to need cash for new hires and increased selling and marketing expenses.

In July of 2020, we opened up our facility in Vergennes, Vermont. This project, started in late 2019, required about $435K in debt.

$150K of additional capital went towards leasehold improvements and equipment for our cellar and packaging.

We expect further capital to be spent upgrading our packaging infratstructure this year to automate more processes.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has a checking account with $317,657 as of 12/31/20. We have roughly $40,000 available on our American Express Card. We do not have any lines of credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital

resources available?)

The funds from this campaign are critical to acheiving our growth goals. We plan to take on an additional $200K in equipment loans in the upcoming months. We will also be relying on ongoing revenue from sales.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We belive that the company will be viable in some form without funds from this campaign, however we would need to significantly adjust our business plan.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Based on current sales rates, we believe we can operate indefinitely, however this will require a much more conservative growth strategy and agressive cuts to operating budget. It would also likely involve a co-packing strategy (we've been approached by several companies in the past year looking for contract production services).

How long will you be able to operate the company if you raise your maximum funding goal?

If we reach our maximum funding goal we belive we will have enough resources and cash flow to double in size each of the next three years without needing any additional capital inputs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We anticipate acheiving profitability in the next 12 months. This will allow us to sustain a certain rate of growth without any additional capital infusions. We plan to raise additional funds as needed to address growth opportunities.

Indebtedness

- **Creditor:** People's United Bank
  Amount Owed: $237,853.00
  Interest Rate: 6.0%
  Maturity Date: September 22, 2026
  There are no other material terms to this debt

- **Creditor:** Addison County Economic Development Corp
  Amount Owed: $92,104.00
  Interest Rate: 7.0%
  Maturity Date: February 01, 2026
  Starting interest rate was 7%. Due to SBA program, five months starting 5/1/2020, interest only due at a rate of 3%. Typical P&I due 10/1/2020 at 3% interest. Typical P&I due 11/1/2020 at 5% interest. Ballon payment due 9/1/2026 of approx. $36,786 (at 5%).

- **Creditor:** Addison County Economic Development Corp
  Amount Owed: $56,696.00
  Interest Rate: 7.0%
  Maturity Date: January 01, 2027
  Starting interest rate was 7%. Due to SBA program, five months starting 5/1/2020, interest only due at a rate of 3%. Typical P&I due 10/1/2020 at 3% interest. Typical P&I due 11/1/2020 at 5% interest.

- **Creditor:** Vermont Economic Development Authority
  Amount Owed: $103,834.76
  Interest Rate: 4.5%
  Maturity Date: December 19, 2026
  There are no other material terms to this debt

- **Creditor:** Vermont Economic Development Authority
  Amount Owed: $119,339.34
  Interest Rate: 5.63%
  Maturity Date: March 06, 2026

- **Creditor:** Addison County Economic Development Corp
  Amount Owed: $50,000.00
  Interest Rate: 5.0%
  Maturity Date: June 01, 2025
  Interest only until Dec. 01, 2020.

- **Creditor:** Landlord - Promissory Note
  Amount Owed: $49,153.19
  Interest Rate: 4.5%
  Maturity Date: December 31, 2022

- **Creditor:** SBA - EIDL
  Amount Owed: $130,700.00
  Interest Rate: 3.75%
  Maturity Date: May 27, 2050

- **Creditor:** PPP (Loan 1)

Amount Owed: $110,332.00
Interest Rate: 1.0%
Maturity Date: April 13, 2025
We expect 75-100% of this to be forgiven under the June 5, 2020 legislation.

- **Creditor:** PPP (Loan 2)
  Amount Owed: $95,765.00
  Interest Rate: 1.0%
  Maturity Date: February 02, 2026

- **Creditor:** Carrara
  Amount Owed: $435,437.00
  Interest Rate: 5.5%
  Maturity Date: July 01, 2030

- **Creditor:** Promissory Note (to investors)
  Amount Owed: $300,000.00
  Interest Rate: 7.5%
  Maturity Date: June 01, 2022

Related Party Transactions

Valuation

Pre-Money Valuation: $15,043,566.24

Valuation Details:

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, are converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

Valuation Basis

We studied 23 high-growth craft beer and cider transactions from 2012-2019. The average industry transaction multiple for this group was approximately 5.5x revenue. Some of the data in our study set was based on revenue/barrel assumptions where revenue was not reported. We also have a very good comp example–Vermont Hard Cider, which sold in 2012 for 4.4x revenue.

In addition, we also considered our prior raises; our last two private rounds used a multiple of 4x projected rolling 12-month revenue.

2020 was a sales anomaly, with a global pandemic forcing bars and restaurants to close or operate at reduced capacity for most of the year. We estimate losses of over $1M in on-premise sales for 2020 based on our historical sales mix, and fully expect this channel to come back online at some point in the next 12 months. In light of this government-mandated reduction in our sales, we are using our 2019 revenue to justify valuation. In 2019 Shacksbury and Fairweather combined sales equalled $3.4M. We believe the addition this year of three new sales territories (IL, FL, KS/MO), the increased growth in number of off-premise accounts in 2020, and the launch of our new Easy Wine brand justifies a slightly higher multiple of 4.4x 2019 revenue.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.12 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  2.5%

- *Working Capital*
  97.5%
  The first money raised will go toward payroll and accounts payable. After that, funds will be allocated to building inventory.

If we raise the over allotment amount of $2,299,998.90, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  2.5%

- *Building Inventory*
  10.0%
  As we grow, we'll need to keep a correspondingly larger amount of inventory on hand.

- *Sales Hires*
  30.0%
  Our sales team is stretched too thin. We have several territories where we feel an investment in a sales rep would pay immediate dividends.

- *Capital Expenses*
  15.0%
  Ideally we use debt to finance equipment. That said, applying for financing can really slow things down. To prevent equipment related bottlenecks, we'll reserve

cash to fund equipment and installation.

- *Marketing*
  20.0%
  We'd like to put significant resources behind digital marketing. We believe this will help grow our already booming online shop, while also indirectly supporting our more traditional distribution sales.

- *Promotions and Sponsorships*
  10.0%
  Promotions are an important way to build momentum and crack into occupied markets. Initial efforts have been successful and we'd like to do more of it.

- *Wages and benefits*
  10.0%
  We have a great team and retaining them is very important to our success. A competitive compensation packaging is an important part of employee retention.

- *Miscellanious*
  2.5%
  It is always good to have a little set aside for the unknown.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company’s website at www.shacksbury.com (www.shacksbury.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/shacksbury

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Shacksbury Holdings Inc.

[See attached]

SHACKSBURY HOLDINGS, INC.

Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

April 21, 2021

To: Board of Directors, Shacksbury Holdings, Inc.

Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of Shacksbury Holdings, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity/deficit, and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, changes in shareholders' equity/deficit and its cash flows for the calendar year periods ended December 31, 2020 and 2019 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group, LLC
Aurora, Colorado

SHACKSBURY HOLDINGS, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS		**2020**		**2019**
Current Assets				
Cash and cash equivalents	$	317,657	$	50,864
Accounts receivable		258,623		244,108
Inventory		364,955		400,809
Total current assets		941,235		695,780
Fixed assets, net of accumulated depreciation		642,065		577,532
Total Assets	$	1,583,300	$	1,273,312
LIABILITIES AND OWNERS' EQUITY				
Current Liabilities				
Accounts payable	$	216,230	$	681,431
Credit cards payable		76,065		20,801
Other current liabilities		67,777		116,930
Total Current Liabilities		360,072		819,162
Notes payable, long-term		1,362,451		649,732
Total Liabilities		1,722,522		1,468,894
OWNERS' EQUITY				
Common Stock (5,000,000 shares of no par stock authorized, 3,558,316 and 2,935,142 shares issued and outstanding as of December 31, 2020 and 2019, respectively)		3,147,615		2,209,215
Retained deficit		(3,286,836)		(2,404,797)
Total Owners' Equity		(139,222)		(195,583)
Total Liabilities and Owners' Equity	$	1,583,300	$	1,273,312

SHACKSBURY HOLDINGS, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues, net	$ 2,213,913	$ 2,845,568
Less: Cost of goods sold	1,776,043	2,410,802
Gross profit	437,870	434,766
Operating expenses		
Marketing and selling	279,820	270,570
General and administrative	541,500	517,029
Total operating expenses	821,320	787,599
Net Operating Income (Loss)	(383,450)	(352,833)
Government grant income	108,694	0
Interest income (expense)	(25,981)	(45,398)
Depreciation	(90,988)	(86,656)
Amortization	(4,879)	(4,879)
Tax provision (benefit)	0	0
Net Income (Loss)	$ (396,604)	$ (489,766)

SHACKSBURY HOLDINGS, INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Retained	
	# Shares	$	Earnings	Total Owners' Equity
Balance as of January 1, 2019	**2,818,993**	**$ 2,014,337**	**$ (1,914,031)**	**99,306**
Issuance of shares	116,149	194,877		194,877
Net (loss)			(489,766)	(489,766)
Balance as of December 31, 2019	**2,935,142**	**$ 2,209,215**	**$ (2,404,797)**	**$ (195,583)**
Issuance of shares, net of offering costs	623,174	938,400		938,400
Adjustment to prior periods			(485,437)	(485,437)
Net (loss)			(396,604)	(396,604)
Balance as of December 31, 2020	**3,558,316**	**$ 3,147,615**	**$ (3,286,836)**	**$ (139,222)**

SHACKSBURY HOLDINGS, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Operating Activities		
Net Income (Loss)	$ (396,604)	$ (489,766)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add: Depreciation and amortization	95,867	91,535
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	(14,515)	34,623
(Increase) Decrease in inventory	35,854	(48,160)
Increase (Decrease) in accounts payable	(465,201)	224,885
Increase (Decrease) in credit cards payable	55,264	(21,771)
Increase (Decrease) in other current liabilities	(49,153)	45,528
Net cash used in operating activities	(738,488)	(163,126)
Investing Activities		
Purchase of fixed assets	(160,400)	(272,429)
Net cash used in operating activities	(160,400)	(272,429)
Financing Activities		
Proceeds from share issuances, net of offering costs	938,400	386,266
Non-cash prior period adjustment	(485,438)	0
Proceeds from long-term notes payable	712,719	58,315
Net change in cash from financing activities	1,165,681	444,581
Net change in cash and cash equivalents	266,793	9,026
Cash and cash equivalents at beginning of period	50,864	39,561
Cash and cash equivalents at end of period	$ 317,657	$ 50,864

NOTE 1 – NATURE OF OPERATIONS

SHACKSBURY HOLDINGS, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Vermont on July 2, 2013. The Company produces, distributes and provides e-commerce retail of alcoholic cider beverages.

Since Inception, the Company has relied on securing loans, capital contributions and product sales to fund its operations. As of December 31, 2020, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $317,657 and $50,864 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had net fixed assets of $642,065 and $577,532.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its products. The Company records the revenue when the products have been shipped to their customers.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, the Company had $258,623 and $244,108 of accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company does not believe that any of the accounts receivable balance is reasonably uncollectible at this time.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after

December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2013 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company has issued long-term notes and liabilities during 2020 and 2019. The lenders of the Company's notes include a line of credit held by Peoples Bank of approximately $245,000, Vermont Economic Development Association loans totally approximately $185,000, and Addison County Economic Development Corporation of approximately $150,000. These loans carry standard, market terms for maturity and interest rate.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – EQUITY

The Company has a single class of stock. The Company has authorized 5,000,000 common shares with no par value. As of December 31, 2020 and 2019, the Company had 3,558,316 and 2,935,142 shares issued and outstanding.

Of the shares issued, 301,948 shares are designated as non-voting shares that were issued in an equity crowdfunding campaign listed with StartEngine, a FINRA approved portal.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company does not believe it has material related-party transactions that require disclosure beyond customary compensation agreements with employees who may also be shareholders.

NOTE 9 – ADJUSTMENTS TO PRIOR PERIODS

During the course of preparing the accounts for 2020, the Company corrected some transactions that had been posted in prior years. The cumulative effect of these adjustment is to lower the net equity of the company by $485,437.

NOTE 10 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") additional securities under Regulation CF. The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through April 21, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Shacksbury

Vermont beverage company


The Vermonter
Vermonter
Vermonter
Vermonter
Shacksbury
ROSÉ
CIDER
Shacksbury
DRY
CIDER
Shacksbury

Website | Vergennes, VT | FOOD & BEVERAGE

Shacksbury is an innovative beverage company that is breaking the mold for light adult beverages. Our Family of Brands target specific audiences within the growing "beyond beer" space while leveraging the robust production and sales infrastructure we built with our cider brand.

$0.00 raised

0 Investors	**$15M** Valuation
$3.66 Price per Share	**$497.42** Min. Investment
Common Shares Offered	**Equity** Offering Type
$2.3M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Strong revenue growth, from sales of $200,000 in 2015 to $2.2 million in 2020, and distribution in 30+ states. In-house production facility with room to expand to 1 million cases.
- Recognized by Food and Wine and Wine Enthusiast, garnering collaborations with Momofuku Restaurant Group, Modern Times Beer, Broc Cellars and more.
- The progressive adult beverage market continues to grow by 30% year-over-year and represents a $5.9 billion opportunity.


FAIRWEATHER
CIDER CO
Tejano Dreams
FAIRWEATHER
CIDER CO
CYDERSPORT


Strong Performance
$2.2M
2020 revenue
Targeted Footprint
30+
states in which we distribute
D2C Experience
221%
YoY growth in e-commerce platform
New Production Facility
1M
case production capacity

THE PROBLEM

Customers want new, light, beverages - all they are getting is the same hard seltzers

More than ever, consumers are focusing on wellness, originality, and authenticity. The booming hard seltzer category has proven the demand for light alcoholic beverages, however, based on our research most hard seltzer is produced by the same giant corporations fermenting the same refined sugars. We believe the beverages they produce do not adequately address a significant and growing group of adult drinkers (millennials) looking for authenticity and originality.

Our Consumers...

- **77%** try to limit or avoid sugar
- **57%** purchased a new item on their last grocery trip
- **60%** distrust large corporations

* *Source*, *Source*, *Source*

THE SOLUTION

Authenticity, Innovation, and Better-for-you Beverages


Shacksbury Family of Brands
SHACKSBURY CIDER
easy wine
FAIRWEATHER CIDER CO.
LoBall

A McKinsey report published in 2020 argues that the growing influence of millennial and gen-Z consumers is upending traditional mass market brand building. Rather than the mass market approach, Shacksbury has created a family of brands, each targeting a specific niche market within the beyond beer category.The hallmarks of our beyond beer brands are: wellness, innovation, great design, and a strong digital presence.

Shacksbury Cider - New Classic Cider


Shacksbury
New Classic Cider
The Vermonter
Shacksbury ROSÉ CIDER
Shacksbury DRY CIDER

Shacksbury Cider taps into Vermont's cider heritage, natural beauty and active lifestyle. It is an established brand with a proven track record, posting an 89% pre-Covid CAGR (2015-2019). We are re-investing in our core lineup of ciders with a likely move to organic certification in 2022. Likewise, we plan to transition from 4 packs to 6 packs, making the brand price competitive with the largest cider brands and hard seltzers.



Delicious
Low ABV
Low or no sugar



Easy Wine - Light Wine Made Easy


Light Wine
easy wine
Made Easy
easy wine PINK
light wine
mellow bubbles
5.8% alc/vol

Easy Wine is light wine (5.8%) that gives wine drinkers the same casual, crushable format beer drinkers have long enjoyed with a taste hard seltzer can't touch. Wine can be intimidating, so we wrapped our cans in mellow 70's vibes, and at $12 per 4 pack, Easy Wine is also an easy buy.

Fairweather Cider Co - Texas Cool


SMELL THE VAN
FAIRWEATHER CIDER CO.
FAIRWEATHER CIDER CO
Tejano Dreams

Fairweather Cider's creative flavors and trippy illustrations embody Austin's "Texas Cool" vibe. In fall 2020, we acquired Fairweather and, as of this April, expanded its distribution footprint to the entire state of Texas with two incredible distribution partners.

Lo-Ball - Cocktail-inspired Bevs


Lo-Ball
16oz. "Big Slugger"
CITRUSY HIGHBALL CIDER
16oz. "Tall Boy"

Lo-Ball is our lo-alcohol lo-sugar ode to the cocktail that never takes itself too seriously. Our most recent release, a collaboration with WhistlePig Whiskey, is launching Nationally at Total Wines in June, and our first 1,800 case run is pre-sold.

While our original and leading brand Shacksbury Cider provides our company with a strong foundation, each of these new brands are complementary and build on three competitive advantages. We own our manufacturing facility and canning line, with capacity up to 1 million cases; we have a distribution footprint spanning 30+ states; and we have built a strong direct-to-consumer business via our online shop, cider club, and tasting room.









OUR TRACTION

Award-winning cidery, critical accolades, and consistent growth

Shacksbury has seen strong growth since our inception in 2013. Between 2015 and 2019, we experienced an 89% revenue CAGR pre-COVID, and saw $2.2 million in sales in 2020. In July 2020 we finished phase II of our new production facility. We now produce all of our beverages in-house, and we have the capacity to expand to 1 million cases per year.

Likewise, we have steadily built a distribution system, a notoriously challenging task in the alcohol industry, that includes over 30 total states, with six new distributors added in the last twelve months.
Our authentic craft ciders are critically acclaimed, winning the Good Food Award in 2015, 2016 and 2018, taking into account our social and environmental responsibility along with our stellar craftsmanship and flavor. Shacksbury was also named a Top 10 “Brewery” of 2019 by Hop Culture and, our co-founders Colin Davis and David Dolginow were recognized by Wine Enthusiast 40 under 40.

GOOD FOOD awards

2015 2016 2018


Shacksbury
ROS
CIDE



Collaborations

JASPER HILL FARM

Modern Times BEER

momofuku GROUP

broc

Recognition

bon appétit

TIME



We have been fortunate enough to collaborate with world-renowned food and beverage brands such as Momofuku Restaurant Group, Modern Times Beer, Broc Cellars, WhistlePig Whiskey, and Jasper Hill Cheese. This recognition has allowed us to reach a consumer base including beer drinkers, wine fans and foodies. "I don't drink cider, I drink Shacksbury" is a thing we hear a lot, and it puts us in a unique position to evolve our brand to focus on the fast growing categories of canned wine and beyond beer beverages.

> **I don't drink cider.**
> **I drink Shacksbury.**

THE MARKET

Beyond Beer: A bubbling market thirsty for trusted craft products

The total potential market for "progressive adult beverages" (beyond beer) including cider, FMB, canned wine and hard seltzer represents a $5.9 billion opportunity that has grown 30% year-over-year (source). The craft market is approximately $1.5 billion and growing in tandem with the beyond beer market (source).

Progressive Adult Beverage Market

Flavored Malt Beverages
+
Canned Cocktails
+
Wine Packs
(inclusive of spritzers and cocktails)

$5.9B
Total Market Size

Source: Nielsen research; Brewers Association; Note: Total market size measured off-premise channels (52-weeks ending 12/28/2019); Flavored Malt Beverages inclusive of hard seltzers, ciders, teas, and kombucha; Applies 2019 craft beer market share of total beer market to the total $5.9BN FMB, RTD, and wine pack market to calculate our approximate addressable market

This sizable high-growth opportunity directly addresses recent consumer demands. For instance, many subcategories within the beyond beer space, such as canned wine and spirits-based cocktails, are experiencing greater than 40% year-over-year growth, as the products within this market meet the needs of health-conscious consumers seeking convenience. (source)

THE BUSINESS MODEL

In house production to national distributors and D2C Channels



** Stars indicate new distribution in the past 12 months.*

Over the past eight years, we have dialed in our operations, resulting in gross margin profitability since 2016. As of July 2020, after contracting out our canning and bottling operations for the first seven years, we opened our new facility, which is capable of expanding to 1 million cases per year. Through this newly added infrastructure and our growing scale, we expect to reduce our overhead and consumable expenses per case, consequently increasing our profitability. For instance, through bulk purchasing, our average can prices dropped from $0.28 per unit for sleeved cans to $0.15 per unit for printed cans, resulting in considerable savings.


Estimated Production Costs
(% of Revenue)
+30%
Increase in Gross Margin (%)
64%
42%
34%
75k Cases -$19.10
257k Cases -$12.60
500k Cases -$10.10


Average Can Prices
Sleeved cans per unit vs. printed cans
$.28
$.15
s.c.
p.c.

Our operational strategy is backed by a thoughtful sales model, with two distinct sales channels: wholesale distribution and a direct-to-consumer platform. We have partnerships with wholesale distributors in 30+ states, including several large houses, as well as many nimble and talented independents.

Likewise, we have relationships with key regional and national retailers, like Trader Joe's, Whole Foods, Wegman's, Hannaford, HEB, and Total Wine, and independents like Bi-Rite, City Market, and Gold Star Beer. On the bar and restaurant side, we sell to a wide range of places, ranging from Michelin star spots like Gramercy Tavern, Blue Hill, and Taco María to volume keg placements like the Newport Folk Festival, Sour Duck, and Alamo Drafthouse.

Taking into account our ability to scale, distribution network, and retail partners, a key aspect of this raise will be to build out our sales team to fully leverage these assets. We believe the moment is ripe to hire several experienced sales people in key markets.



Our direct-to-consumer sales channels consist of a tasting room in Vermont and an established e-commerce platform. Although we primarily focus on wholesale distribution, our DTC model has seen tremendous growth, with the e-commerce platform alone growing over 221% year-over-year. This overall sales strategy has resulted in an +85% revenue CAGR from 2015-2019, and +50% YoY revenue growth in 2019.

LOST APPLE PROJECT

Innovating unique flavors and rediscovering Vermont's early cider tradition

Each fall harvest since 2013, we forage for wild apples that yield dry, food friendly ciders that evoke the style of cider that was consumed before Prohibition. We have sampled thousands of apples and fermented cider from hundreds of unique trees. Of those we have propagated 11 wild varieties via grafting in our own orchard as well as with several local orchards, marking the beginning of our "Lost Apple Orchard." The limited release ciders that come from the Lost Apple Project are often sold exclusively via our direct-to-consumer channels, like our Cider Club, tasting room, and online shop.









THE VISION

Our beverages on every shelf and growing our network of health conscious drinkers

We plan to continue on the path to building nationally recognized brands. We already sell to many of the top-performing retail chains and aim to continue with expansion to chains such as Costco, Target, and Kroger. With this raise, we are planning to invest in expanding our sales force and are confident that our reputation will attract top talent. This expanded sales team will be able to take full advantage of our impressive distribution network, retail partnerships, and delicious products.

Our goal is to serve as a trusted "flavor guide," serving consumers beverages they love but didn't even know they wanted. We will beat the big guys to the next trend and have fun doing it. We plan to double down on our rapidly growing cider club and digital presence to build closer and deeper relationships with our most devoted fans.

We believe that we have the infrastructure, experienced team, and proven track record to deliver on these goals.





- Roll out 6-packs in the Summer of 2021
- Focus product development to keep up with evolving consumer trends

OUR LEADERSHIP

A collaborative team and community of passionate beverage enthusiasts

Our team includes experienced and passionate people across the restaurant and beverage industries. Shacksbury was founded by Colin Davis and David Dolginow, lifelong cider champions and entrepreneurs.



David Dolginow

Co-founder



Colin Davis

Co-founder

Our goal from the start has been to create jobs and build a team and culture we're proud of. Our staff of beverage enthusiasts and purveyors of community is behind the constant growth of Shacksbury.

We're proud of the collaborative community we've built with our friends and colleagues in the food and beverage world, fostering yearly experiences through our "Harvest Camp" to upkeep our cider-making legacy.





We're proud of our collaborative community!



WHY INVEST

An award-winning cidery, a promising market and innovative beverages prioritizing consumers

Shacksbury grew as an award-winning cidery, distributed across mainstream retailers as a result of hard work, a genuine interest in our craft, and our collaborative spirit.



Millennials are now driving a consumer shift to new, wellness oriented, “beyond beer” beverages. Shacksbury has proven itself to be at the cutting edge of drink creation. Our trusted recipes, diverse but focused portfolio of brands, and expansive distribution are primed to address this shift.

We believe we have a tremendous foundation to work from. We’d love for you to be a part of the Shacksbury community as we write the next chapter of our company’s story.


The Vermonter
Shacksbury
DRY
CIDER
Shacksbury
ROSÉ
CIDER

Our value of transparency, novelty, innovation, health, and wellness puts us at the cutting edge of drink creation.

Meet Our Team



Colin Davis
Co-founder, President
Colin is a born tinkerer whose interest has ranged from cars, to architecture, to recycling, before finally landing on cider making. He also co-manages a herd of highland cattle with his dad.



David Dolginow
Co-Founder, Vice President
David grew up in Kansas City in a family of retailers and entrepreneurs and the apple doesn't fall far... After spending three years at Sunrise Orchards in Vermont, David started Shacksbury with Colin in spring 2013, after an exciting but nerve-racking conversation at dollar Miller draft night at Big Moose Pub to outline their partnership.



Elizabeth Tilton
Board Member
Born and raised in New Orleans, Elizabeth found herself around a friend's kitchen table in New York City drinking Shacksbury and it was love at first sip. You can currently find her between New York City and New Orleans where she runs her company, Oyster Sunday. Although culinary is her passion, she regrets not going to space camp but believes there is still time.



Luke Schmuecker
Partner, Director of Marketing
Luke's connection to apples runs deep. He grew up in a neighborhood in Connecticut where the streets were named after apples and his first job was at a family friend's apple orchard. Fast forward to 2020, Luke is based in San Diego and spends his time obsessing over photos, branding, consumer behavior and the beverage industry in general.



Alex Consalvo
Partner, Director of Sales
Alex grew up in Vermont next to an orchard where he learned the magic of apples, cider and of course apple cider donuts! He lives in Austin, Texas now where he helps Shacksbury sell its products from coast to coast. Alex loves a good business trip and a great shot of espresso.



Aurelia Biebuyck
Operations Manager
Aurelia joined the crew after working in various strategy and finance roles. She now helps Shacksbury with production and all things numbers. As a native Vermonter, Aurelia loves most "type 2 fun" activities, such as slogging through Vermont's gravel roads on her bike.



Nicholas Janson
Head Cider Maker
Nicholas enjoys the technically nuanced nature of fermenting, fining and blending the ciders here at Shacksbury. He is fairly illusive, he spends lots of time deep in the forest or high up on a mountain. The best chance of a sighting would be to hide out and wait quietly at the break of dawn in the cellar at Shacksbury because that's when he is most active...



Jake Maxwell
Director of Logistics
Jake is often seen behind pallets of cans, stacks of kegs, or any other objects taller than 5'2" in our warehouse. While he may be hard to find at times, he's the one that keeps things moving in and out of Shacksbury. If you're enjoying a nice cold beverage from us, then raise a glass in appreciation of his efforts. Just not too high where he can't reach it.



John Staples
Partner, Founder / Creative Director of Fairweather Cider
Born and raised in Maine, John's curiosity lead him to pursue translation in northern Spain. There he was enamored by how rowdy cider culture was and since then moved to Austin and created the Fairweather brand to disrupt the cider market in Texas.



Katherine Arts
DTC + Marketing Manager
After years of eating and drinking her way through New York City, Katherine left the world of food + beverage PR for greener pastures, and joined the Shacksbury team as the DTC + Marketing Manager in 2020. Despite being born and raised in South Florida, Katherine prefers snow over sand but does genuinely enjoy long walks on the beach.



Gregory Gatti
Board Member



Ezra Warf
Sales Manager, New England



Kyle de Paula
Lead Canning Line Operator



Evan Kennedy
Warehouse Team Member



Andy Purdy
Staff Accountant



Larkin Griffin
Sales Manager, NY, NJ, PA



Jonathan Losset
Sales Manager, Texas



Tom Madarasz
Warehouse Team



Randy Zeno
Warehouse Team



Stephen Alderfer
Assistant Cider Maker

Offering Summary

Company	Shacksbury Holdings Inc.
Corporate Address	11 Main St., Vergennes, VT 05491
Offering Minimum	$9,999.12
Offering Maximum	$3,965,317.20
Minimum Investment Amount (per investor)	$497.42

Terms

Offering Type	Equity
Security Name	Non-Voting Common Stock
Minimum Number of Shares Offered	2,732
Maximum Number of Shares Offered	1,083,420
Price per Share	$3.66
Pre-Money Valuation	$15,043,566.24

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Early Bird

Friends and Family - First 48 hours | 10% bonus shares

Super Early Bird - Next 48 hours | 5% bonus

Volume

Tier 1 $500 - Investor hat

Tier 2 $1,000 - Tier 1 + Mixed 12pk of cans from Shacksbury Cider, Fairweather Cider and Easy Wine

Tier 3 $10,000 - Tier 2 + 1 Year Shacksbury Cider Club membership

Tier 4 $25,000 - Tier 3 + Investor exclusive merch kit

Tier 5 $50,000 - Tier 4 + Overnight at Basin Harbor Club and Private Barrel Tasting

Tier 6 $100,000 - Tier 5 + Name a fermentation tank (Total of 5 available)

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Shacksbury Holdings, Inc, will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $3.66/ share, you will receive and own 110 shares for $366. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

During the live offering, investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Shacksbury to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

startengine

©2021 All Rights Reserved

About
Our Team
Equity Crowdfunding 101
Blog
StartEngine Careers
Portfolio Job Board

Companies
Get Funding
How It Works
Why StartEngine
Founder FAQ
Refer Founders
Partnerships

Investors
Start Investing
Investing 101
Investor FAQ
Earn 10% Bonus
Form CRS

Legal/Contact
Terms of Use
Privacy Policy
Disclaimer
Annual Reports
Help Center
Contact Us

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

David Dolginow:
Welcome to the Shacksbury Cider Equity Crowdfunding Campaign hosted by StartEngine. Over the past seven years, we have built such a strong foundation for this company. We have beautifully designed products. We've built a national sales and distribution network. And we have a new production facility that can easily grow to up to a million cases per year. We couldn't be more excited to reach out to our friends, family, fans, colleagues, and even people we've never met and invite you to join the Shacksbury adventure as an investor. But don't just take it from me. Here are a few words from some key partners, friends, and existing investors. Cheers.

Nell Newman:
So for the Good Food Awards, I handed out awards with Alice Waters. And that year somebody walked over to me and knelt down on one knee and that was David from Shacksbury and bent his head so I can put his award on. And so that's how I met David and that's how I was introduced to Shacksbury. And being a New Englander, I have a soft spot in my heart for cider and for good apples. And that was certainly something that Shacksbury brought to my attention.

Irene Li:
I feel like it's when you watch a really great TV show and then you just can't stop talking about it. You're telling everybody you know, "I want you to be part of this story. I want you to be engaged with these characters." And I feel like Shacksbury is that weird friend who always shows up and always remembers your birthday. But also you keep in touch with them because you just want to know what's going to happen next it's kind of a page-turner. And so I feel like, "Okay, if you start drinking Shacksbury now, you're going to be plugged into whatever crazy project comes after."

Elliot Cohen:
Shacksbury has an authenticity that I think is rare. We want it to be real and want it to come from somewhere. And that's at the heart of who Dave and Colin are and it's about the heart of what the company is. And so when I first met them, I got really excited because I thought it was a group of people who could really build and scale a business but you do all the pragmatic things necessary to create a brand and a thought-leading product. But really, at the root of that, it was an authenticity in the product itself and they had a vision for the product. That's really what I got excited about. That's what I thought was so unique.

Krista:
You know, this [inaudible 00:02:32] about how malleable you are, how you're going to cross over into... You know you say, "you throw a can to your dad," or you go to a natty wine bar and sat investing in Shacksbury investing for more opportunity for nuance within the beverage industry. You know, you have him on a [inaudible 00:02:47] collaboration. Do you have a [inaudible 00:02:49] collaboration? Do you have our love of classic dry? Rose? I think I know the person, like I said, the first time I had Arlo, it made me want to go to Vermont and I understand what the cider is in Vermont. And you transport people through your ciders.

Aaron Goldfarb:
You're a Momofuku fan and you've never considered drinking cider with that type of cuisine and you see that they have their own Shacksbury release. So I think, "okay, that's interesting. If David Chang thinks I should maybe be drinking cider with his food maybe this is a cool cider worth checking out." So what Shakesbury is good at is they always have their ear to the ground, their eyes open wide and they're seeing what's hot in the industry. What are people drinking? All industries.

Nicholas Janson:
So the first month that I started with Shanksbury, I think I packaged about 500 gallons, a 1000 gallons in a month. And now we push a couple thousand gallons in a week. So that's about tenfold if you think about it. Can't beat growth and as far as an investor goes, I don't know what else you really could be asking for.

Graphic: Shacksburry

Graphic: this testimonial may not be representative of the experience of other customers, investors, or partners and it is no guarantee of future performance or success.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

VT45700

ARTICLES OF INCORPORATION
OF
SHACKSBURY INC.

The undersigned incorporator, in order to form a corporation under the Vermont Business Corporation Act, hereby states as follows:

ARTICLE I
Name

The name of the corporation is Shacksbury Inc. (the "Corporation").

ARTICLE II
Period of Duration

The period of duration of the Corporation shall be perpetual.

ARTICLE III
Principal Office and Registered Agent

The initial principal office of the Corporation is located at c/o Vermont Refrigerated Storage, 3442 Route 22A, Shoreham, VT 05770. The initial registered agent of the Corporation is Colin Davis whose address is 128 Bates Road, Shoreham, VT 05770.

ARTICLE IV
Purpose

The Corporation is organized to import and sell hard cider, and to engage in all other lawful activity for which corporations may be organized under the Vermont Business Corporation Act.

ARTICLE V
Class and Number of Shares

The Corporation shall have authority to issue One Thousand (1,000) shares of Common Stock, each share having a par value of $0.001 per share, which shall consist of a single class.

ARTICLE VI
Limitation of Liability

A director of the Corporation shall not be personally liable to the Corporation or its shareholders for money damages for any act or omission as a director, based upon a failure to discharge his or her own duties in accordance with § 8.30 of the Vermont Business Corporation Act, except liability for (i) the amount of a financial benefit received by a director to which the director is not entitled, (ii) an intentional or reckless infliction of harm on the Corporation or the shareholders, (iii) unlawful distributions voted for or assented to in violation of § 6.40 of the Vermont Business Corporation Act, or (iv) an intentional or reckless criminal act. If the

Vermont Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Vermont Business Corporation Act, as so amended. No amendment to or repeal of this Article by the shareholders shall apply to or have any effect on the liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ARTICLE VII
Name and Address of Incorporator

The name and mailing address of the incorporator is:

Paul H. Ode, Jr.
c/o Downs Rachlin Martin PLLC
P.O. Box 190
Burlington, VT 05402

ARTICLE VIII
Amendment

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, the undersigned, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the Vermont Business Corporation Act, does hereby submit these Articles of Incorporation, and certify, under penalties of perjury, that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 1st day of July, 2013.

Paul H. Ode, Jr., Incorporator

ARTICLES OF AMENDMENT
to the
ARTICLES OF INCORPORATION
of
SHACKSBURY HOLDINGS, INC.

Shacksbury Holdings, Inc. (the "**Corporation**") adopts the following Articles of Amendment to its Articles of Incorporation dated July 2, 2013, under the Vermont Business Corporation Act:

FIRST: Amendments. On March 18, 2021, the directors and the shareholders of the Corporation adopted resolutions approving the following amendment to the Articles of Incorporation of the Corporation:

1. The text of Article V, entitled "Class and Number of Shares," shall be deleted in its entirety and replaced with the following:

> This Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Non-Voting Common Stock." The total number of shares that this Corporation is authorized to issue is (a) 7,000,000 shares of Common Stock, which shares have one vote per share (the "**Voting Common Stock**"), and (b) 2,400,000 shares of Non-Voting Common Stock, which shares shall have no voting rights (the "**Non-Voting Common Stock**"). In all other respects, the Voting Common Stock and the Non-Voting Common Stock shall have equal rights. Neither the Voting Common Stock nor the Non-Voting Common Stock shall have a par value.

SECOND: Adoption by Shareholders. 3,157,874 shares of Voting Common Stock were outstanding and entitled to vote at the time the foregoing amendment was proposed. 3,157,874 shares of Voting Common Stock voted to approve the foregoing amendment, and zero shares voted against the proposed amendment. The number of shares of Voting Common Stock voting for the amendment was sufficient for approval.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment on behalf of the Corporation as of March 19, 2021.

By: Colin Davis

Colin Davis, Chief Executive Officer

20525156.1